

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 5, 2010

Via Facsimile (800) 836-0714 and U.S. Mail

M. Richard Cutler
Cutler Law Group, P.C.
3355 West Alabama
Suite 1150
Houston, TX 77098

> **RE:** **Clean Diesel Technologies, Inc.**
> **Revised Preliminary Proxy Statement filed by The Committee to Restore**
>   **Stockholder Value and Integrity for Clean Diesel**
> **Filed September 28, 2010**
> **File No. 001-33710**

Dear Mr. Cutler:

We have reviewed your filings and have the following comments.

Revised Preliminary Proxy Statement

Cover page

1.   We note that you state the proxies solicited through the current proxy statement may be used for either the upcoming annual meeting or the special meeting you have demanded. Note that you are not permitted to obtain proxy authority for more than one meeting or more than one proxy solicitation. See Rule 14a-4(d)(3) of Regulation 14A. Please revise throughout the proxy statement.

2.   We note your response to prior comment 4. Please clarify, if true, that the election of your nominees is conditioned on the removal of the company's directors subject of proposal 2.

Proposal one, page 16

3.   Please clarify the caption of this proposal. As currently presented, the purpose of the proposal is confusing.

4.   Please disclose, if true, that removal of the members of the board of directors and election of your nominees will result in a four-member board of directors.

Closing Information

Please direct any questions to me at (202) 551-3619.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions